EXHIBIT 99.08

Chunghwa Telecom

December 9, 2016

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of Nov. 2016.

1)	Sales volume (NT$ Thousand)

Period	Items	2016	2015	Changes	%
Nov.	Net sales	18,953,369	20,763,742	(-)1,810,373	(-)8.72%

Jan- Nov.	Net sales	209,302,477	210,689,614	(-)1,387,137	(-)0.66%

b Trading purpose : None